DATED OCTOBER 27, 2006

PRICING SUPPLEMENT NO. 2	Rule 424(b)(3)
to Prospectus dated November 1, 2005	File No. 333-128661
and Prospectus Supplement dated December 13, 2005	CUSIP No. 78355H JK 6

RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	October 27, 2006

Principal Amount:	$300,000,000

Public Offering Price:	99.948%

Issue Date:	November 1, 2006

Maturity Date:	November 1, 2016

Interest Rate:	5.85%

Day Count:	30/360

Net Proceeds to Ryder:	$298,044,000

Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, commencing May 1, 2007, and at Maturity.

Underwriters’ Commission:	0.60%

Record Dates:	April 15 and October 16

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity.
☒ The Notes may be redeemed prior to maturity.

Optional Redemption:	☐ No
☒ Yes

Other Terms
The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to November 1, 2016 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, Wachovia Capital Markets, LLC and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, one other primary U.S. government securities dealer in New York City selected by Wachovia Capital Markets, LLC and one other primary U.S. government securities dealer in the United States appointed by the Trustee in consultation with us (each, a “Primary Treasury Dealer”). If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☒ The holder has no option to elect repayment of the Notes prior to maturity. ☐ The Notes are repayable prior to maturity at the option of holder.

Terms of Repayment:

Discount Note:	☐ Yes ☒ No

Total Amount of OID:	—

Yield to Maturity:	—

Initial Accrual Period OID:	—
Joint Book-Running Managers

Citigroup	Morgan Stanley	Wachovia Securities
Senior Co-Managers

Banc of America Securities LLC	BNP PARIBAS	Dresdner Kleinwort	RBS Greenwich Capital
Junior Co-Managers

JPMorgan	KBC Financial Products USA Inc.	Lazard Capital Markets	Piper Jaffray	RBC Capital Markets	SunTrust Robinson Humphrey

Underwriters’ Capacity:	☐ As agent ☒ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Additional Terms of the Notes
Plan of Distribution:
Under the terms and subject to the conditions of the Selling Agency Agreement dated December 13, 2005 among Ryder System, Inc. (the “Company”) and Banc of America Securities LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc., Dresdner Kleinwort Securities LLC, Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc., KBC Financial Products USA Inc., Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, SunTrust Capital Markets, Inc., Wachovia Capital Markets, LLC as well as the under the terms of the Terms Agreement dated October 27, 2006 among the Company and Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Wachovia Capital Markets, LLC, Banc of America Securities LLC, BNP Paribas Securities Corp., Dresdner Kleinwort Securities LLC, Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc., KBC Financial Products USA Inc., Lazard Capital Markets LLC, Piper Jaffray & Co., RBC Capital Markets Corporation and SunTrust Capital Markets, Inc., (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Citigroup Global Markets Inc.	$66,666,667
Morgan Stanley & Co. Incorporated	66,666,667
Wachovia Capital Markets, LLC	66,666,667
Banc of America Securities LLC	16,666,667
BNP Paribas Securities Corp.	16,666,667
Dresdner Kleinwort Securities LLC	16,666,667
Greenwich Capital Markets, Inc.	16,666,667
J.P. Morgan Securities Inc.	5,555,556
KBC Financial Products USA Inc.	5,555,555
Lazard Capital Markets LLC	5,555,555
Piper Jaffray & Co.	5,555,555
RBC Capital Markets Corporation	5,555,555
SunTrust Capital Markets, Inc.	5,555,555

Total	$300,000,000
The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.
Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.
U.S. Bancorp Investments, Inc., an NASD member and an affiliate of U.S. Bancorp, is being paid a referral fee by Piper Jaffray & Co. U.S. Bancorp is an affiliate of U.S. Bank National Association.